[Skadden, Arps, Slate, Meagher & Flom LLP letterhead]
March 10, 2006
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	PGT, Inc.
Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of PGT, Inc., a Delaware corporation (the “Company”), we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, the initial filing of the Registration Statement of the Company on Form S-1 for filing under the Securities Act of 1933, as amended, in connection with the Company’s initial public offering of shares of the Company’s common stock.
     Please contact the undersigned at (302) 651-3180 should you require further information or have any questions.
Very truly yours,
/s/ Allison Land Amorison
Allison Land Amorison
cc: Jeffrey T. Jackson